Exhibit 99

LIMITATIONS ON RECOVERY POSED BY LACK OF CONSENT FROM ARTHUR ANDERSEN

     Arthur Andersen audited the financial statements of Acambis plc for the year ended December 31, 2001 (the “2001 Financial Statements”), as set forth in their report dated April 15, 2002 (the “Andersen Report”). Acambis has incorporated by reference into this Registration Statement on Form S-8 the 2001 Financial Statements in reliance on the Andersen Report. Acambis has not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to the incorporation by reference into this Registration Statement on Form S-8 of the Andersen Report. As a result of the lack of such written consent, you will not be able to sue Arthur Andersen pursuant to Section 11(a)(4) of the U.S. Securities Act of 1933 for any untrue statements of a material fact contained in the 2001 Financials audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.